Exhibit 99.1

CyberArk Announces Strong Fourth Quarter and Full Year 2022 Results
Subscription Portion of Annual Recurring Revenue (ARR) of $364 million; Growth of 99% Year-over-Year
Total ARR of $570 million; Growth of 45%
Subscription Revenue of $280.6 million for the Full Year 2022; Growth of 108% Year-Over-Year
Total Revenue of $591.7 million for the Full Year; Growth of 18% Year-Over-Year
Net Cash Provided by Operating Activities of $49.7 million for the Full Year 2022

Newton, Mass. and Petach Tikva, Israel – February 9, 2023 – CyberArk (NASDAQ: CYBR), the global leader in Identity Security, today announced strong financial results for the fourth quarter and full year ended December 31, 2022.

“Our results in the fourth quarter and full year 2022 demonstrate the durability of demand for our solutions and strong execution,” said Udi Mokady, CyberArk Chairman and CEO. “Our subscription bookings mix reached a new record of 90 percent in the fourth quarter, well above the mix assumed in our guidance framework. The higher mix drove our Annual Recurring Revenue to $570 million, an increase of 45 percent year over year and significantly above our guidance, but also negatively impacted our recognized revenue in the quarter. We also once again set a record for net new Total ARR and Subscription ARR in the fourth quarter compared to the third quarter 2022. Customers are embracing our identity security platform, the most comprehensive in the market and our solutions are being prioritized by Chief Information Security Officers. As we look ahead, we believe that our competitive position has never been stronger. With our leadership position, durable demand trends and our strong execution, we believe we are positioned to navigate the current economic uncertainty and continue to capitalize on our massive opportunity and deliver long-term profitable growth.”

     Financial Summary for the Fourth Quarter Ended December 31, 2022
•	Subscription revenue was $88.5 million in the fourth quarter of 2022, an increase of 86 percent from $47.6 million in the fourth quarter of 2021.
•	Maintenance and professional services revenue was $66.1 million in the fourth quarter of 2022, compared to $65.1 million in the fourth quarter of 2021.
•	Perpetual license revenue was $14.6 million in the fourth quarter of 2022, compared to $38.7 million in the fourth quarter of 2021.
•	Total revenue was $169.2 million in the fourth quarter of 2022, up 12 percent from $151.3 million in the fourth quarter of 2021.
•	GAAP operating loss was $(30.1) million and non-GAAP operating income was $4.1 million in the fourth quarter of 2022.
•
GAAP net loss was $(22.2) million, or $(0.54) per basic and diluted share, in the fourth quarter of 2022. Non-GAAP net income was $7.2 million, or $0.16 per diluted share, in the fourth quarter of 2022.

Financial Summary for the Full Year Ended December 31, 2022
•	Subscription revenue was $280.6 million in the full year 2022, an increase of 108 percent from $134.6 million in the full year 2021.
•	Maintenance and professional services revenue was $261.1 million in the full year 2022, an increase of 3 percent from $252.6 million in the full year 2021.
•	Total revenue was $591.7 million in the full year 2022, up 18 percent from $502.9 million in the full year 2021.

•	GAAP operating loss was $(152.5) million and non-GAAP operating loss was $(22.4) million in the full year 2022.
•	GAAP net loss was $(130.4) million, or $(3.21) per basic and diluted share, in the full year 2022. Non-GAAP net loss was $(17.8) million, or $(0.44) per basic and diluted share, in the full year 2022.

Balance Sheet and Net Cash Provided by Operating Activities
•	As of December 31, 2022, CyberArk had $1.2 billion in cash, cash equivalents, marketable securities, and short-term deposits.
•	During the full year 2022, the Company generated $49.7 million in net cash provided by operating activities.
•	As of December 31, 2022, total deferred revenue was $408.4 million, a 29 percent increase from $317.3 million at December 31, 2021.

Key Business Highlights
•	Annual Recurring Revenue (ARR) was $570 million, an increase of 45 percent from $393 million at December 31, 2021.
o
The Subscription portion of ARR was $364 million, or 64 percent of total ARR at December 31, 2022. This represents an increase of 99 percent from $183 million, or 46 percent of total ARR, at December 31, 2021.

o	The Maintenance portion of ARR was $206 million at December 31, 2022, compared to $210 million at December 31, 2021.
•
Recurring revenue in the fourth quarter was $142.6 million, an increase of 39 percent from $102.9 million for the fourth quarter of 2021. For the full year 2022, recurring revenue was $498.3 million, an increase of 43 percent from $348.7 million for the full year 2021.

•	Remaining Performance Obligations (RPO) of $713 million at December 31, 2022, an increase of 38 percent compared to $516 million at December 31, 2021.
•
90 percent of total license bookings in the fourth quarter 2022 were related to subscription bookings, compared to approximately 71 percent in the fourth quarter of 2021. For the full year 2022, 88 percent of total license bookings were related to subscription bookings, compared with approximately 66 percent for the full year 2021.

•	Added a strong number of new logos in the quarter, signing more than 380 new customers during the fourth quarter of 2022.

CyberArk Announces Planned Executive Changes
CyberArk (NASDAQ: CYBR), the global leader in Identity Security, today announced that Founder, Chairman and CEO, Udi Mokady, will assume the role of Executive Chair of the Board of Directors, (Executive Chair) effective April 3, 2023.  At that time, Matthew Cohen, CyberArk’s Chief Operating Officer, will be appointed Chief Executive Officer and join the Board of Directors.  The details of the announcement can be accessed here.

Recent Developments
•
CyberArk was named a Leader in the Gartner® Magic Quadrant™ for Access Management(1), the only vendor to be named a leader for both Gartner® Magic Quadrant™ Privileged Access Management(2) and Access Management in 2022.

•	CyberArk was named a Leader in KuppingerCole “Leadership Compass: Passwordless Authentication” for 2022(3)

Business Outlook
Based on information available as of February 9, 2023, CyberArk is issuing guidance for the first quarter and full year 2023 as indicated below.

First Quarter 2023:
•	Total revenue is expected to be in the range of $160.0 million and $164.0 million, representing growth of 25 percent to 29 percent compared to the first quarter of 2022.
•	Non-GAAP operating loss is expected to be in the range of ($15.5) million to $(12.5) million.
•	Non-GAAP net loss per share is expected to be in the range of $(0.30) to $(0.23) per basic and diluted share.
o	Assumes 41.3 million weighted average basic and diluted shares.

Full Year 2023:
•	Total revenue is expected to be in the range of $724.0 million to $736.0 million, representing growth of 22 percent to 24 percent compared to the full year 2022.
•	Non-GAAP operating income/(loss) is expected to be in the range of $(5.0) million to $5.0 million.
•	Non-GAAP net income per share is expected to be in the range of $0.07 to $0.28 per diluted share.
o	Assumes 46.1 million weighted average diluted shares
•	ARR as of December 31, 2023 is expected to be in the range of $730 million to $740 million, representing growth of 28 percent to 30 percent from December 31, 2022.

(1) Gartner®, Magic Quadrant™ for Access Management, by Henrique Teixeira, Abhyuday Data, Michael Kelley, James Hoover, Brian Guthrie, 1 November 2022.
(2) Gartner®, Magic Quadrant™ for Privileged Access Management, by Michael Kelley, James Hoover, Felix Gaehtgens, Abhyuday Data, 19th July 2022.
(3) KuppingerCole Analysts AG, "Leadership Compass: Passwordless Authentication," October 4, 2022 by Alejandro Leal

Conference Call Information

In conjunction with this announcement, CyberArk will host a conference call on Thursday, February 9, 2023 at 8:00 a.m. Eastern Time (ET) to discuss the Company’s fourth quarter and full year financial results and its business outlook. To access this call, dial +1 (888) 330-2455 (U.S.) or +1 (240) 789-2717 (international). The conference ID is 6515982. Additionally, a live webcast of the conference call will be available via the “Investor Relations” section of the company’s website at www.cyberark.com.

Following the conference call, a replay will be available for one week at +1 (800) 770-2030 (U.S.) or +1 (647) 362-9199 (international). The replay pass code is 6515982. An archived webcast of the conference call will also be available in the “Investor Relations” section of the company’s website at www.cyberark.com.

About CyberArk
CyberArk (NASDAQ: CYBR) is the global leader in Identity Security. Centered on privileged access management, CyberArk provides the most comprehensive security offering for any identity – human or machine – across business applications, distributed workforces, hybrid cloud workloads and throughout the DevOps lifecycle. The world’s leading organizations trust CyberArk to help secure their most critical assets. To learn more about CyberArk, visit https://www.cyberark.com, read the CyberArk blogs or follow on Twitter via @CyberArk, LinkedIn or Facebook.

Copyright © 2023 CyberArk Software. All Rights Reserved. All other brand names, product names, or trademarks belong to their respective holders.

Key Performance Indicators and Non-GAAP Financial Measures

Annual Recurring Revenue (ARR)
•
Annual Recurring Revenue (ARR) is defined as the annualized value of active SaaS, subscription or term-based license and maintenance contracts related to perpetual licenses in effect at the end of the reported period.

Subscription Portion of Annual Recurring Revenue
•
Subscription portion of ARR is defined as the annualized value of active SaaS and subscription or term-based license contracts in effect at the end of the reported period. The subscription portion of ARR excludes maintenance contracts related to perpetual licenses.

Maintenance Portion of Annual Recurring Revenue
•
Maintenance portion of ARR is defined as the annualized value of active maintenance contracts related to perpetual licenses. The Maintenance portion of ARR excludes SaaS and subscription or term-based license contracts in effect at the end of the reported period.

Recurring Revenue
•	Recurring Revenue is defined as revenue derived from SaaS and subscription or term-based license contracts, and maintenance contracts related to perpetual licenses during the reported period.

Non-GAAP Financial Measures
CyberArk believes that the use of non-GAAP gross profit, non-GAAP operating expense, non-GAAP operating income (loss), non-GAAP net income (loss) and free cash flow is helpful to our investors. These financial measures are not measures of the Company’s financial performance under U.S. GAAP and should not be considered as alternatives to gross profit, operating loss, net loss or net cash provided by operating activities or any other performance measures derived in accordance with GAAP.

•	Non-GAAP gross profit is calculated as GAAP gross profit excluding share-based compensation expense, and amortization of intangible assets related to acquisitions.

•
Non-GAAP operating expense is calculated as GAAP operating expenses excluding share-based compensation expense, facility exit costs, acquisition related expenses and amortization of intangible assets related to acquisitions.

•
Non-GAAP operating income (loss) is calculated as GAAP operating loss excluding share-based compensation expense, facility exit costs, acquisition related expenses and amortization of intangible assets related to acquisitions.

•
Non-GAAP net income (loss) is calculated as GAAP net loss excluding share-based compensation expense, facility exit costs, acquisition related expenses, amortization of intangible assets related to acquisitions, amortization of debt discount and issuance costs, the tax effect of non-GAAP adjustments and unrealized gain from investment in privately held companies.

•	Free cash flow is calculated as net cash provided by operating activities less purchase of property and equipment.

The Company believes that providing non-GAAP financial measures that are adjusted by, as applicable, share-based compensation expense, facility exit costs, acquisition related expenses, amortization of intangible assets related to acquisitions, non-cash interest expense related to the amortization of debt discount and issuance cost, the tax effect of the non-GAAP adjustments, unrealized gain from investment in privately held companies and purchase of property and equipment allows for more meaningful comparisons of its period to period operating results. Share-based compensation expense has been, and will continue to be for the foreseeable future, a significant recurring expense in the Company’s business and an important part of the compensation provided to its employees. Share based compensation expense has varying available valuation methodologies, subjective assumptions and a variety of equity instruments that can impact a company’s non-cash expense. The Company believes that expenses related to its facility exit costs, acquisitions, amortization of intangible assets related to acquisitions, unrealized gain from investment in privately held companies, and non-cash interest expense related to the amortization of debt discount and issuance costs do not reflect the performance of its core business and impact period-to-period comparability. The Company believes free cash flow is a liquidity measure that, after the purchase of property and equipment, provides useful information about the amount of cash generated by the business.

Non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in the Company’s industry, as other companies in the industry may calculate non-GAAP financial results differently, particularly related to non-recurring, unusual items. In addition, there are limitations in using non-GAAP financial measures as they exclude expenses that may have a material impact on the Company’s reported financial results. The presentation of non-GAAP financial information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with U.S. GAAP. CyberArk urges investors to review the reconciliation of its non-GAAP financial measures to the comparable U.S. GAAP financial measures included below, and not to rely on any single financial measure to evaluate its business.

Guidance for non-GAAP financial measures excludes, as applicable, share-based compensation expense, acquisition related expenses, amortization of intangible assets related to acquisitions, non-cash interest expense related to the amortization of debt discount and issuance costs and the tax effect of the non-GAAP adjustments. A reconciliation of the non-GAAP financial measures guidance to the corresponding GAAP measures is not available on a forward-looking basis due to the uncertainty regarding, and the potential variability and significance of, the amounts of share-based compensation expense, amortization of intangible assets related to acquisitions, and the non-recurring expenses that are excluded from the guidance. Accordingly, a reconciliation of the non-GAAP financial measures guidance to the corresponding GAAP measures for future periods is not available without unreasonable effort.

Cautionary Language Concerning Forward-Looking Statements

This release contains forward-looking statements, which express the current beliefs and expectations of CyberArk’s (the “Company”) management. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential” or the negative of these terms or other similar expressions.  Such statements involve a number of known and unknown risks and uncertainties that could cause the Company’s future results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: changes to the drivers of the Company’s growth and its ability to adapt its solutions to IT security market demands; risks related to the Company’s planned transition to a new Chief Executive Officer; the transition of the Company’s business to a subscription model that began in 2021; the Company’s sales cycles and multiple pricing and delivery models; unanticipated product vulnerabilities or cybersecurity breaches of the Company’s, or the Company’s customers’ or partners’ systems; an increase in competition within the Privileged Access Management and Identity Security markets; the Company’s ability to hire, train, retain and motivate qualified personnel; the Company’s ability to sell into existing and new customers and industry verticals; risks related to compliance with privacy and data protection laws and regulations; the Company’s history of incurring net losses and our ability to achieve profitability in the future; the duration and scope of the COVID-19 pandemic and its impact on global and regional economies and the resulting effect on the demand for the Company’s solutions and on its expected revenue growth rates and costs; the Company’s ability to find, complete, fully integrate or achieve the expected benefits of additional strategic acquisitions; reliance on third-party cloud providers for the Company’s operations and SaaS solutions; the Company’s ability to expand its sales and marketing efforts and expand its channel partnerships across existing and new geographies; risks related to sales made to government entities; regulatory and geopolitical risks associated with global sales and operations (including the current conflict between Russia and Ukraine) and changes in regulatory requirements or fluctuations in currency exchange rates; the ability of the Company’s products to help customers achieve and maintain compliance with government regulations or industry standards; risks related to intellectual property claims or the Company’s ability to protect its proprietary technology and intellectual property rights; and other factors discussed under the heading “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Gartner Disclaimers: GARTNER and MAGIC QUADRANT are registered trademarks and service marks of Gartner Inc. and/or its affiliates in the U.S. and internationally and are used herein with permission. All rights reserved.

Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

The Gartner content described herein, (the "Gartner Content") represent(s) research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. ("Gartner"), and are not representations of fact. Gartner Content speaks as of its original publication date (and not as of the date of this 6-K filing) and the opinions expressed in the Gartner Content are subject to change without notice.

###

Investor Contact:
Erica Smith
CyberArk
Phone:  +1 617-558-2132
ir@cyberark.com

Media Contact:
Liz Campbell
CyberArk
Phone: +1-617-558-2191
press@cyberark.com

CYBERARK SOFTWARE LTD.
Consolidated Statements of Operations
U.S. dollars in thousands (except per share data)
(Unaudited)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2021	2022	2021	2022

Revenues:
Subscription	$47,557	$88,451	$134,628	$280,649
Perpetual license	38,674	14,579	115,738	49,964
Maintenance and professional services	65,089	66,121	252,551	261,097

Total revenues	151,320	169,151	502,917	591,710

Cost of revenues:
Subscription	8,123	13,762	25,837	46,249
Perpetual license	979	913	3,904	2,893
Maintenance and professional services	16,594	20,153	63,566	76,904

Total cost of revenues	25,696	34,828	93,307	126,046

Gross profit	125,624	134,323	409,610	465,664

Operating expenses:
Research and development	40,747	51,477	142,121	190,321
Sales and marketing	77,564	90,737	274,401	345,273
General and administrative	19,162	22,178	71,425	82,520

Total operating expenses	137,473	164,392	487,947	618,114

Operating loss	(11,849)	(30,069)	(78,337)	(152,450)

Financial income (expense), net	(3,245)	9,163	(12,992)	15,432

Loss before taxes on income	(15,094)	(20,906)	(91,329)	(137,018)

Tax benefit (taxes on income)	(1,793)	(1,298)	7,383	6,650

Net loss	$(16,887)	$(22,204)	$(83,946)	$(130,368)

Basic net loss per ordinary share	$(0.42)	$(0.54)	$(2.12)	$(3.21)
Diluted net loss per ordinary share	$(0.42)	$(0.54)	$(2.12)	$(3.21)

Shares used in computing net loss
per ordinary shares, basic	39,982,230	40,923,682	39,645,453	40,583,002
Shares used in computing net loss
per ordinary shares, diluted	39,982,230	40,923,682	39,645,453	40,583,002

CYBERARK SOFTWARE LTD.
Consolidated Balance Sheets
U.S. dollars in thousands (Unaudited)

	December 31,	December 31,
	2021	2022

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$356,850	$347,338
Short-term bank deposits	369,645	305,843
Marketable securities	199,933	301,101
Trade receivables	113,211	120,817
Prepaid expenses and other current assets	22,225	22,482

Total current assets	1,061,864	1,097,581

LONG-TERM ASSETS:
Marketable securities	300,662	227,748
Property and equipment, net	20,183	23,474
Intangible assets, net	17,866	27,508
Goodwill	123,717	153,241
Other long-term assets	121,743	217,040
Deferred tax asset	47,167	72,809

Total long-term assets	631,338	721,820

TOTAL ASSETS	$1,693,202	$1,819,401

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$10,076	$13,642
Employees and payroll accruals	75,442	77,328
Accrued expenses and other current liabilities	23,576	33,584
Deferred revenues	230,908	327,918

Total current liabilities	340,002	452,472

LONG-TERM LIABILITIES:
Convertible senior notes, net	520,094	569,344
Deferred revenues	86,367	80,524
Other long-term liabilities	20,227	38,917

Total long-term liabilities	626,688	688,785

TOTAL LIABILITIES	966,690	1,141,257

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value	104	107
Additional paid-in capital	588,937	660,289
Accumulated other comprehensive income (loss)	397	(15,560)
Retained earnings	137,074	33,308

Total shareholders' equity	726,512	678,144

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,693,202	$1,819,401

CYBERARK SOFTWARE LTD.
Consolidated Statements of Cash Flows
U.S. dollars in thousands
(Unaudited)

	Twelve Months Ended
	December 31,
	2021	2022

Cash flows from operating activities:
Net loss	$(83,946)	$(130,368)
Adjustments to reconcile net loss to net cash
provided by operating activities:
Depreciation and amortization	14,228	16,203
Amortization of premium and accretion of discount on marketable securities, net	7,532	3,894
Share-based compensation	95,436	120,821
Deferred income taxes, net	(11,972)	(15,630)
Increase in trade receivables	(20,083)	(7,606)
Amortization of debt discount and issuance costs	17,792	2,980
Increase in prepaid expenses, other current and long-term assets and others	(44,423)	(37,141)
Changes in operating lease right-of-use assets	6,204	4,558
Increase in trade payables	1,499	4,053
Increase in short-term and long-term deferred revenues	74,767	91,167
Increase in employees and payroll accruals	23,821	714
Increase (decrease) in accrued expenses and other current and long-term liabilities	(101)	4,801
Changes in operating lease liabilities	(6,014)	(8,738)

Net cash provided by operating activities	74,740	49,708

Cash flows from investing activities:
Proceeds from (investment in) short and long term deposits, net	(105,069)	35,669
Investment in marketable securities and other	(357,210)	(375,731)
Proceeds from sales and maturities of marketable securities	243,013	325,472
Purchase of property and equipment	(8,928)	(12,517)
Payments for business acquisitions, net of cash acquired	-	(41,285)

Net cash used in investing activities	(228,194)	(68,392)

Cash flows from financing activities:
Payments of withholding tax related to employee stock plans	(789)	(184)
Proceeds from exercise of stock options	11,738	1,968
Proceeds in connection with employees stock purchase plan	-	15,143
Payments of contingent consideration related to acquisitions	-	(4,702)

Net cash provided by financing activities	10,949	12,225

Decrease in cash, cash equivalents and restricted cash	(142,505)	(6,459)

Effect of exchange rate differences on cash and cash equivalents	(689)	(3,053)

Cash, cash equivalents and restricted cash at the beginning of the period	500,044	356,850

Cash and cash equivalents at the end of the period	$356,850	$347,338

CYBERARK SOFTWARE LTD.
Reconciliation of GAAP Measures to Non-GAAP Measures
U.S. dollars in thousands (except per share data)
(Unaudited)

Reconciliation of Net cash provided by operating activities to Free cash flow:

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2021	2022	2021	2022

Net cash provided by operating activities	$20,437	$20,497	$74,740	$49,708
Less:
Purchase of property and equipment	(1,741)	(3,739)	(8,928)	(12,517)

Free cash flow	$18,696	$16,758	$65,812	$37,191

GAAP net cash used in investing activities	(96,339)	(247)	(228,194)	(68,392)
GAAP net cash provided by (used in) financing activities	(3,157)	563	10,949	12,225

Reconciliation of Gross Profit to Non-GAAP Gross Profit:

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2021	2022	2021	2022

Gross profit	$125,624	$134,323	$409,610	$465,664
Plus:
Share-based compensation (1)	3,167	4,098	11,158	15,060
Amortization of share-based compensation capitalized in software development costs (3)	70	82	242	346
Amortization of intangible assets (2)	1,279	1,705	5,112	6,044

Non-GAAP gross profit	$130,140	$140,208	$426,122	$487,114

Reconciliation of Operating Expenses to Non-GAAP Operating Expenses:

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2021	2022	2021	2022

Operating expenses	$137,473	$164,392	$487,947	$618,114
Less:
Share-based compensation (1)	23,495	28,130	84,278	105,761
Amortization of intangible assets (2)	175	153	698	611
Acquisition related expenses	-	-	-	2,244
Facility exit and transition costs	-	-	760	-

Non-GAAP operating expenses	$113,803	$136,109	$402,211	$509,498

Reconciliation of Operating loss to Non-GAAP Operating Income (loss):

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2021	2022	2021	2022

Operating loss	$(11,849)	$(30,069)	$(78,337)	$(152,450)
Plus:
Share-based compensation (1)	26,662	32,228	95,436	120,821
Amortization of share-based compensation capitalized in software development costs (3)	70	82	242	346
Amortization of intangible assets (2)	1,454	1,858	5,810	6,655
Acquisition related expenses	-	-	-	2,244
Facility exit and transition costs	-	-	760	-

Non-GAAP operating income (loss)	$16,337	$4,099	$23,911	$(22,384)

Reconciliation of Net loss to Non-GAAP Net Income (loss):

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2021	2022	2021	2022

Net loss	$(16,887)	$(22,204)	$(83,946)	$(130,368)
Plus:
Share-based compensation (1)	26,662	32,228	95,436	120,821
Amortization of share-based compensation capitalized in software development costs (3)	70	82	242	346
Amortization of intangible assets (2)	1,454	1,858	5,810	6,655
Acquisition related expenses	-	-	-	2,244
Facility exit and transition costs	-	-	760	-
Amortization of debt discount and issuance costs	4,505	746	17,790	2,980
Unrealized Gain from investment in privately held companies	-	-	-	(324)
Taxes on income related to non-GAAP adjustments	(4,045)	(5,560)	(22,682)	(20,189)

Non-GAAP net income (loss)	$11,759	$7,150	$13,410	$(17,835)

Non-GAAP net income (loss) per share
Basic	$0.29	$0.17	$0.34	$(0.44)
Diluted	$0.28	$0.16	$0.33	$(0.44)

Weighted average number of shares
Basic	39,982,230	40,923,682	39,645,453	40,583,002
Diluted	41,622,091	45,600,508	40,804,053	40,583,002

(1) Share-based Compensation :

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2021	2022	2021	2022

Cost of revenues - Subscription	$309	$737	$853	$2,264
Cost of revenues - Perpetual license	66	40	234	143
Cost of revenues - Maintenance and Professional services	2,792	3,321	10,071	12,653
Research and development	5,620	7,315	20,498	27,102
Sales and marketing	10,926	13,684	38,546	51,099
General and administrative	6,949	7,131	25,234	27,560

Total share-based compensation	$26,662	$32,228	$95,436	$120,821

(2) Amortization of intangible assets :

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2021	2022	2021	2022

Cost of revenues - Subscription	$1,157	$1,663	$4,468	$5,894
Cost of revenues - Perpetual license	122	42	644	150
Sales and marketing	175	153	698	611

Total amortization of intangible assets	$1,454	$1,858	$5,810	$6,655

(3) Classified as Cost of revenues - Subscription.